Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 15, 2010
TO THE PROSPECTUS DATED JULY 19, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2010 and Supplement No. 2 dated September 9, 2010. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	a clarification regarding our borrowing policy; and

•	updates to the “Conflicts of Interest” section of our prospectus.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. We temporarily suspended sales in our initial public offering on September 9, 2010, because of material changes to our offering relating to the proposed merger of NorthStar Income Opportunity REIT I, Inc. with and into us, which we disclosed in Post-Effective Amendment No. 1 to our registration statement, filed with the SEC on September 9, 2010, or Post-Effective Amendment No. 1. On September 15, 2010, the SEC declared Post-Effective Amendment No. 1 effective and we resumed sales in our initial public offering. Subscription proceeds will currently be placed in escrow with Wells Fargo Bank, N.A. until such time as subscriptions representing $2,000,000 in shares have been received and accepted by us. As of the date of this supplement, we have not yet satisfied the conditions of this escrow. However, if the proposed merger closes, we will remove the minimum offering requirement and terminate the escrow agreement with Wells Fargo Bank, N.A. In the event the merger does not occur, the minimum offering requirements will continue to apply and the escrow agreement will remain in effect. Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Clarification Regarding Our Borrowing Policy

In our prospectus, we disclose that we cannot exceed the leverage limit in our charter unless any excess in borrowing over such level is approved by our stockholders. Stockholder approval relating to the approval of leverage in excess of 300% will only be sought after our board, including a majority of our independent directors, vote upon and approve such an increase as being in the best interests of our stockholders and recommends such increase to our stockholders for approval.

Update to “Conflicts of Interest”

The following sentences on page 73 of the prospectus in the “Conflicts of Interest — Certain Conflict Resolution Measures — Advisor Compensation” section are hereby deleted:

We do not intend to sell assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that our board of directors conclude, by a majority vote, including a majority of the independent directors, that the transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

In their place, the following sentences are hereby added:

We do not intend to sell or lease assets to our sponsor, advisor, any of our directors or any of their affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold or leased an asset to our sponsor, advisor, any of our directors or any of their affiliates, our charter would require that our board of directors conclude, by a majority vote, including a majority of the independent directors, that the transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

The following sentence on page 74 of the prospectus in the “Conflicts of Interest — Certain Conflict Resolution Measures — Our Acquisitions” section is hereby deleted:

In cases in which a majority of our independent directors so determine, and in all cases in which real property is acquired from our advisor, any of our directors or any of their affiliates, the fair market value shall be determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

In its place, the following sentence is hereby added:

In cases in which a majority of our independent directors so determine, and in all cases in which real property is acquired from our sponsor, advisor, any of our directors or any of their affiliates, the fair market value shall be determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

The following sentence on page 74 of the prospectus in the “Conflicts of Interest — Certain Conflict Resolution Measures — Other Transactions Involving Affiliates” section is hereby deleted:

A majority of our board of directors, including a majority of the independent directors, must conclude that all other transactions between us and our advisor, any of our directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

In its place, the following sentence is hereby added:

A majority of our board of directors, including a majority of the independent directors, must conclude that all other transactions between us and our sponsor, advisor, any of our directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

The following sentences on page 75 of the prospectus in the “Conflicts of Interest — Certain Conflict Resolution Measures — Loans” section are hereby deleted:

We will not make any loans to our advisor, any of our directors or any of their affiliates unless an appraisal is obtained from an independent appraiser concerning the underlying property or loans to one of our wholly-owned subsidiaries. In addition, we will not borrow from our advisor, any of our directors or any of their affiliates unless a majority of the board of directors (including a majority of independent directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

In their place, the following sentences are hereby added:

We will not make any loans to our sponsor, advisor, any of our directors or any of their affiliates unless an appraisal is obtained from an independent appraiser concerning the underlying property or loans to one of our wholly-owned subsidiaries. In addition, we will not borrow from our sponsor, advisor, any of our directors or any of their affiliates unless a majority of our board of directors (including a majority of independent directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

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